Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2025 Results

KFAR SAVA, Israel, April 28, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2025.

Financial Results

Silicom’s revenues for the first quarter of 2025 were $14.4 million, unchanged compared with the revenues for the first quarter of 2024.

On a GAAP basis, the company’s net loss for the quarter totalled $2.8 million, or $0.49 per ordinary share (basic and diluted), compared with a net loss of $3.4 million, or $0.55 per ordinary share (basic and diluted), for the first quarter of 2024.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $2.1 million, or $0.37 per ordinary share (basic and diluted), compared with a net loss of $2.4 million, or $0.38 per ordinary share (basic and diluted), for the first quarter of 2024.

Guidance

Management projects that revenues for the second quarter of 2026 will range from $14.5 million to $15.5 million. Growth for 2025 as a whole is expected to be in the low single digits, with a double digit annual growth rate materializing gradually from 2026.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “The first quarter was another period of strong execution in line with our strategic plan, with significant Design Win momentum and a growing pipeline that we expect to begin accelerating our revenue growth in 2026 and beyond.”

Mr. Eizenman continued, “The most tangible indicator of our progress is the impressive number of Design Wins that we are closing and the breadth and depth of our Design Win opportunity funnel. Since the beginning of the year, we have been awarded three important new Wins - two from cyber security leaders and one from a global network test equipment company – which together encompassed our full product range, from Smart NICs and FPGA-based products all the way through to our advanced Edge systems. All three are repeat customers who already relied on our products to give their systems a performance edge, and who expanded their business with Silicom as they embarked on strategic new projects. This demonstrates the power of each Design Win not only to generate its own stream of recurring revenues, but also to open the door to multiple additional opportunities. This, combined with the growing number of potential new customers who are currently evaluating and testing our products, is the basis for our expectation to secure at least 4-6 additional Design Wins this year.”

Mr. Eizenman concluded, “Looking forward, we continue to project low single-digit growth for 2025 and double-digit growth beginning in 2026, leading to an EPS above $3 on revenues of $150-$160 million. A faster-than-projected ramp up of deals currently in the pipeline could accelerate this timeline significantly, and we are fully focused on making this happen.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, April 28th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets (US$ thousands)

	March 31,	December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$51,171	$51,283
Marketable securities	20,919	20,860
Accounts receivables: Trade, net	13,352	11,748
Accounts receivables: Other	6,041	4,839
Inventories	39,901	41,060
Total current assets	131,384	129,790

Marketable securities	4,893	6,839
Assets held for employees’ severance benefits	1,440	1,483
Property, plant and equipment, net	3,098	3,055
Intangible assets, net	2,334	2,300
Right of Use	6,539	6,942
Total assets	$149,688	$150,409

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$8,171	$6,477
Other accounts payable and accrued expenses	7,850	6,945
Lease Liabilities	1,678	1,670

Total current liabilities	17,699	15,092

Lease Liabilities	4,552	4,797
Liability for employees’ severance benefits	2,604	2,649
Deferred tax liabilities	157	32

Total liabilities	25,012	22,570

Shareholders' equity
Ordinary shares and additional paid-in capital	74,756	73,859
Treasury shares	(54,766)	(53,512)
Retained earnings	104,686	107,492
Total shareholders' equity	124,676	127,839

Total liabilities and shareholders' equity	$149,688	$150,409

Silicom Ltd. Consolidated Statements of Operations (US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2025	2024
Sales	$14,385	$14,365
Cost of sales	10,110	10,326
Gross profit	4,275	4,039

Research and development expenses	4,926	4,921
Selling and marketing expenses	1,487	1,520
General and administrative expenses	1,077	1,061
Total operating expenses	7,490	7,502

Operating income (loss)	(3,215)	(3,463)

Financial income (expenses), net	703	399
Income (loss) before income taxes	(2,512)	(3,064)
Income taxes	294	368
Net income (loss)	$(2,806)	$(3,432)

Basic and diluted income (loss) per ordinary share (US$)	$(0.49)	$(0.55)
Weighted average number of ordinary shares used to compute basic and diluted income (loss) per share (in thousands)	5,735	6,274

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2025	2024

GAAP gross profit	$4,275	$4,039
(1) Share-based compensation (*)	77	61
Non-GAAP gross profit	$4,352	$4,100

GAAP operating income (loss)	$(3,215)	$(3,463)
Gross profit adjustments	77	61
(1) Share-based compensation (*)	747	689
Non-GAAP operating income (loss)	$(2,391)	$(2,713)

GAAP net income (loss)	$(2,806)	$(3,432)
Operating income (loss) adjustments	824	750
(2) Lease liabilities - Financial expenses (income)	(119)	(43)
(3) Taxes on amortization of acquired intangible assets	-	353
Non-GAAP net income (loss)	$(2,101)	$(2,372)

GAAP net income (loss)	$(2,806)	$(3,432)
Adjustments for Non-GAAP Cost of sales	77	61
Adjustments for Non-GAAP Research and development expenses	360	313
Adjustments for Non-GAAP Selling and marketing expenses	180	176
Adjustments for Non-GAAP General and administrative expenses	207	200
Adjustments for Non-GAAP Financial income (loss), net	(119)	(43)
Adjustments for Non-GAAP Income taxes	-	353
Non-GAAP net income (loss)	$(2,101)	$(2,372)

GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.49)	$(0.55)
(1) Share-based compensation (*)	0.14	0.12
(2) Lease liabilities - Financial expenses (income)	(0.02)	(0.01)
(3) Taxes on amortization of acquired intangible assets	-	0.06
Non-GAAP basic and diluted income (loss) per ordinary share (US$)	$(0.37)	$(0.38)

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))